Exhibit (a)(1)

September 29, 2008

Dear Fellow Stockholders,

I wanted to let you know that your Board of Directors has unanimously recommended that the stockholders of International Rectifier REJECT Vishay’s unsolicited offer to buy all of International Rectifier’s outstanding shares of common stock for $23 per share and NOT TENDER their shares into Vishay’s offer.

You should understand that your Board of Directors takes its fiduciary duty to act in the best interests of International Rectifier and its stockholders very seriously and is committed to enhancing stockholder value.  After careful consideration, including a thorough review of the offer with its financial and legal advisors, your Board of Directors unanimously determined that Vishay’s offer significantly undervalues the future prospects of International Rectifier and is not in the best interests of International Rectifier and its stockholders.

Some of the factors relied upon by your Board of Directors in making its recommendation include:

•                                          Vishay’s $23.00 per share offer substantially undervalues the future prospects of International Rectifier and does not adequately compensate stockholders for their shares;

•                                          Vishay’s offer is opportunistic and disadvantageous to International Rectifier’s stockholders;

•                                          the offer significantly undervalues International Rectifier on a premium and multiple basis;

•                                          the offer does not reflect any value for the synergy opportunities realizable in a combination between Vishay and International Rectifier;

•                                          the offer is financially inadequate;

•                                          Vishay is using aggressive tactics in an attempt to facilitate its inadequate offer;

•                                          Vishay would use International Rectifier’s strong balance sheet position to subsidize its inadequate offer; and

•                                          the offer is highly conditional and is subject to numerous conditions, including Vishay’s receipt of the proceeds of financing. These conditions raise the question of whether the offer will ever close.

A complete discussion of these and other significant factors contributing to your Board of Director’s recommendation is included in the enclosed Schedule 14D-9.  We urge you to read the Schedule 14D-9 carefully and in its entirety so that you will be fully informed as to your Board of Director’s recommendation.

We greatly appreciate your continued support and encouragement.

Sincerely,

/s/ Oleg Khaykin	/s/ Richard J. Dahl

Oleg Khaykin	Richard J. Dahl
President, Chief Executive	Chairman of the Board
Officer and Director

If you have any questions concerning the Schedule 14D-9 or need additional copies of International Rectifier’s publicly filed materials, please contact D.F. King & Co., Inc. at 1 (888) 605-1957 or Kekst & Co. at (212) 521-4800.